

Momentum Independent Network Inc.

Statement of Financial Condition
As of December 31, 2024
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a(3)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Momentum Independent Network Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

717 N. Harwood Street, Suite 3400
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Leventhal	214-859-1026	laura.leventhal@hilltopsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouse Coopers LLP
(Name – if individual, state last, first, and middle name)

2121 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley Winges, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Momentum Independent Network Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

[signature]

Notary Public

VILMA I. GALVAN
Notary Public, State of Texas
Comm. Expires 02-17-2026
Notary ID 10749327

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Momentum Independent Network Inc.
Statement of Financial Condition
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Momentum Independent Network Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Momentum Independent Network Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2025

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999 1400, www.pwc.com/us

Momentum Independent Network Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	6,000
Securities owned, at fair value		8,447,368
Clearing deposit with affiliate		300,000
Commissions receivable		1,116,077
Concessions receivable		775,000
Receivable from affiliates		183,115
Broker notes to independent representatives, net of allowance for credit losses of $69,274		920,361
Prepaid FINRA registration fee		288,404
Deferred tax asset		50,755
Prepaid and other assets		699,711
Total assets	$	12,786,791

Liabilities and Stockholder's Equity

Accounts payable and other liabilities	$	298,135
Commissions and bonus payable		3,509,376
Payable to affiliates		1,301,617
Total liabilities		5,109,128
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		1,705,615
Retained earnings		5,971,048
Total stockholder's equity		7,677,663
Total liabilities and stockholder's equity	$	12,786,791

The accompanying notes are an integral part of this financial statement.

Momentum Independent Network Inc.
Notes to Financial Statement
December 31, 2024

1. **Organization**

   General

   Momentum Independent Network Inc., (the "Company"), a Texas company, is a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), which is a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is also an investment adviser registered under the Investment Advisers Act of 1940, registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker, and is a member of the National Futures Association ("NFA").

   The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. Through the registered representatives, the Company offers variable life insurance, variable and group annuities, mutual funds, stocks, bonds, investment advisory services and other investment products to its clients.

   These contracted registered representatives are responsible for their own direct expenses. Customer transactions are cleared through an affiliate broker-dealer, Hilltop Securities Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company claims exemption from Exchange Act Rule 15c3-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. The Company is also subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for business activities that are related to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

2. **Summary of Significant Accounting Policies**

   Securities Owned, at fair value

   Securities owned are valued at fair value based on quoted market prices for similar assets or liabilities in active markets. At December 31, 2024, securities owned consisted of money market investments of $8,447,368, which were held at HTS.

   Prepaid FINRA Registration Fee

   The prepaid FINRA registration fee is the annual registration fee associated with the registration of individuals as representatives or principals with FINRA.

   Allowance for Credit Losses

   The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 326 "*Financial Instruments-Credit Loss*" ("CECL") sets forth a "current expected credit loss" model that requires entities to measure all credit losses expected over the life of an exposure (or pool of exposures) for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts.

   The Company's broker notes receivable are subject to CECL. The Company estimates the allowance for credit losses by considering credit quality indicators, such as historical recoverability of an outstanding broker note balance from independent representatives that left the Company. As such, management uses a loss rate methodology to determine the required allowance for credit losses. As of December 31, 2024, the amount of the allowance for credit losses was $69,274. The

broker notes receivable represents advances to new independent representatives that contract with the Company. The broker notes are amortized on a straight-line basis over a period ranging from 3-7 years. An allowance for these accounts is set up at 100% if the independent representative has terminated its association with the Company and the advance repayment is in question. Loss history is used to estimate the allowance for credit losses required for the active independent brokers.

Additionally, the Company's commissions and concessions receivable, which consist primarily of fees earned from 12b-1 distributions and concessions earned from the sales of variable annuity products, are subject to CECL. The Company's commissions and concessions are settled on a monthly or quarterly basis with counterparties. The amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not experienced a default with the counterparties. As of December 31, 2024, risk of default is considered remote, therefore the allowance for credit losses on commissions and concessions receivable was deemed immaterial.

Commission and Bonus Payable
Commission payable represent amounts earned by the Company, but not yet paid to the contracted registered representatives. Bonus payable represents amounts due to the Company's employees but not yet paid.

Cash Flow Reporting
The Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2024, the cash balances did not exceed the federally insured limit. The company had no cash equivalents at December 31, 2024.

Income Taxes
The Company files a consolidated federal return and combined state income tax returns with its Parent, including its taxable income or losses in the Parent's returns. Under a written tax-share agreement, the Parent collects from or refunds to the Company federal and state income taxes determined as if the Company filed separate income tax returns. The Company generally settles with the Parent on a quarterly basis for federal and unitary state income tax estimated payments, yearly for the tax provision and yearly when the federal and unitary state tax returns are finalized. In certain states, the Company pays and files on a separate company basis.

For purposes of this financial statement, income taxes are computed on the benefits-for-loss method. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that any portion of these tax attributes will not be realized. Periodic reviews of the carrying amount of

deferred tax assets are made when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available. All of the Company's securities owned portfolio is valued using Level 1 inputs.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

> ***Securities Owned Portfolio.*** Securities classified as Level 1 securities primarily consist of money market mutual fund instruments whose value is based on the published net asset value (NAV) for the money market mutual fund instruments.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value. The broker notes receivable represents advances to new brokers. These amounts are subject to current expected credit loss guidance, discussed above under "Allowance for Credit Losses." The Company believes the broker notes net the allowance for credit losses represents the fair value of the notes. As a result, using Level 2 inputs, the carrying amounts of the broker notes approximates their fair values.

Segments
The Company is engaged in a single line of business as a securities broker-dealer, which generates a majority of its revenues from fees and commissions earned from investment advisory and securities brokerage services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses pre-tax income, in order to evaluate segment

performance, develop strategy and allocate resources. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to ensure capital adequacy. Excess net capital is measured in accordance with SEC Rule 15c3-1 (see **Note 3**). The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Segment asset balances are presented in the statement of financial condition.

Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

Subsequent Events
The Company has performed an evaluation of subsequent events from January 1, 2025 through February 20, 2025, the date of issuance of the financial statement. There were no subsequent events that would require recognition and/or disclosure in the financial statement as of December 31, 2024.

3.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 ("Rule 1.17") and requirements of the NFA and is required to maintain "adjusted net capital" equal to or in excess of the greater of $45,000 or the amount of net capital required by Rule 15c3-1. At December 31, 2024, the Company had net capital of $5,242,369, which was $4,901,760 in excess of its minimum net capital requirement at that date. At December 31, 2024, the Company had aggregate indebtedness of $5,109,128. Aggregate indebtedness as a percentage of net capital was 97.5% at December 31, 2024.

4. **Income Taxes**

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2024 are presented below:

Deferred tax assets:		
Net operating loss carryforward	$	22,877
Compensation and benefits		11,889
Fixed assets		11,641
Other		4,348
Total deferred tax asset	$	50,755

At December 31, 2024, the Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2024, the Company had net operating loss carryforwards for state income tax purposes of $28,959. These net operating loss carryforwards expire in 2030 and later years. The Company expects to realize these net operating loss carryforwards through the implementation of certain tax planning strategies, core earnings, and reversal of timing differences.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company has no uncertain tax positions. There were no interest or penalties during the year ended December 31, 2024. With limited exception, the Company is no longer subject to U.S. federal tax examinations for tax years preceding 2021. The Company is open for various state tax examinations for tax years 2020 and later.

The amount of current federal and state taxes receivable from the Parent included in prepaid and other assets on the statement of financial condition was $321,009 and $89,879, respectively, at December 31, 2024.

5. **Business Risks and Uncertainties; Concentrations of Risk**

The Company clears its securities transactions through HTS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with HTS.

At December 31, 2024, the Company is not aware of any losses for which it will be charged by HTS.

6.   **Employee Benefits**

Since 2012, the Parent has issued stock-based incentive awards pursuant to the Hilltop Holdings Inc. 2012 Equity Incentive Plan (the "2012 Plan"). In July 2020, pursuant to stockholders' approval, the Company adopted the Hilltop Holdings Inc. 2020 Equity Incentive Plan (the "2020" Plan). The 2020 plan serves as successor to the 2012 Plan. The 2012 Plan and the 2020 Plan are referred to collectively as "the Equity Plans." The Equity Plans provide for the grant of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance awards, dividend equivalent rights and other awards to employees of the Parent, its subsidiaries and outside directors of the Parent. Shares available for grant under the 2012 Plan that were reserved but not issued as of the effective date of the 2020 Plan were added to the reserves of the 2020 Plan. No additional awards may be made under the 2012 Plan, but the 2012 Plan remains in effect as to outstanding awards. Outstanding awards under the Equity Plans continue to be subject to the terms and conditions of the respective plans. The number of shares authorized for issuance pursuant to awards under the 2020 Plan is 3,650,000 plus any shares that become available upon the forfeiture, expiration, cancellation or settlement in cash awards outstanding under the 2012 Plan as of April 30, 2020. At December 31, 2024, 1,416,699 shares of common stock remained available for issuance pursuant to awards granted under the 2020 Plan, excluding shares that may be delivered pursuant to outstanding awards.

The following table summarizes information about non-vested RSU activity:

	RSU	
	Outstanding	**Weighted Average Grant Date Fair Value**
Balances at December 31, 2023	-	$ -
Granted	655	30.66
Vested/Released	-	-
Forfeited	-	-
Balances at December 31, 2024	655	$ 30.66

Upon vesting of the shares granted under the Parent's restricted stock plans, the grantees may choose to sell a portion of their vested shares to the Parent to cover the tax liabilities arising from the vesting.

In July 2020, pursuant to stockholders' approval, the Parent adopted the Hilltop Holdings Inc. Employee Stock Purchase Plan (the "ESPP") to provide a means for eligible employees of the Company to purchase shares of the Parent's common stock at a discounted price by accumulating funds, normally through payroll deductions and is intended to qualify under Section 423 of the Internal Revenue Code. Participating employees may purchase shares of common stock at 90% of the fair market value on the last day of each quarterly offering period.

7.   **Commitments and Contingencies**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

From time to time, the Company may be engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized, and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2024.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2024 or results of operations for the period then ended.

8.   **Affiliate Transactions**

HTS provides accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement (the "Agreement"). Under the Agreement, the Parent processes invoices and HTS pays expenses on behalf of the Company. Under an informal agreement, HTS collects revenues and processes receipts on behalf of the Company. The net effects of these transactions are recorded in either receivable from affiliate or payable to affiliate and commissions receivable on the statement of financial condition. In accordance with the Agreement, net intercompany amounts are settled periodically with HTS and the Parent.

HTS allocates expenses to the Company based on the provisions of the Agreement.

Based on a clearing agreement (the "Clearing Agreement") between HTS and the Company, the Company pays a clearing fee to HTS for handling trades for the Company and has a deposit with HTS for $300,000.

HTS has contracted with a mutual fund provider to perform mutual fund shareholder service for HTS, and in return, HTS, as an introducing broker-dealer, will sell and/or distribute securities on the

funds'/distributors' behalf, in exchange for commissions and fees. The mutual fund provider pays to HTS a fee for services rendered by HTS. These services include maintenance, shareholder communications, transactional services and Customer tax information returns and reports filings. HTS allocates a portion of the fees received to the Company.

On the statement of financial condition, commission receivable includes $1,116,077 from HTS. The total receivable from affiliates includes $182,957 from Hilltop Securities Asset Management, LLC., a wholly owned subsidiary of Securities Holdings, and $158 from the Parent. Total payable to affiliates includes $1,099,065 to Hilltop Securities Insurance Agency, Inc., a wholly owned subsidiary of Securities Holdings and $202,552 to Securities Holdings.

The Company earns insurance revenue from third-party carriers, primarily commissions from sales by the independent representatives of insurance products from which the sales were facilitated by Hilltop Securities Insurance Agency, Inc. Hilltop Securities Insurance Agency, Inc. is an affiliate of the Company. This entity holds insurance agency licenses to facilitate the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold.

The Company makes loans to registered representatives, primarily to assist with the transition to the Company's platform. At December 31, 2024, the amount outstanding under the loans to the registered representatives was $989,635. Additionally, the Company recorded an allowance for credit losses of $69,274.

As disclosed in **Note 2**, the Company has an income tax sharing agreement with its Parent.